UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13E-3
Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

The Neptune Society, Inc.
(Name of Issuer)

BG Capital Group Ltd.
Brooklyn Holdings LLC
Robert Genovese
(Name of Persons Filing Statement)

Common Stock, Par Value $.001 per share	640776 30 8
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Morris Orens, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 698-8727

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]	b.	The filing of a registration statement under the Securities Act of 1933.
[ ]	c.	A tender offer.
[X]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

____________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$525,034.40	$105.00
*

For the purpose of calculating the filing fee only, this amount is based on the purchase of 119,326 shares of Common Stock, par value $.001 per share, of The Neptune Society, Inc. at approximately $4.40 per share (closing price per share on April 22, 2005).

**	The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

____________________

[ ]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$[ ]
Form or Registration No.:	[ ]
Filing Party:	[ ]
Date Filed:	[ ]

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Statement") is being jointly filed by BG Capital Group Ltd., a Bahamian corporation, Brooklyn Holdings LLC, a Nevis limited liability company, and Robert Genovese (collectively, the "Filing Persons"), in connection with (a) the open market or privately negotiated purchases of shares of common stock of The Neptune Society, Inc. ("Neptune" or the "Subject Company") by the Filing Persons, (b) the contribution by the Filing Persons of all shares of Neptune's common stock to a newly formed holding company ("Holdco"), (c) the contribution by Holdco contemplated of all shares of Neptune's common stock to a newly formed Florida corporation ("Newco"), and (d) the contemplated short-form merger (the "Merger") of Neptune with and into Newco, with Newco as the survivor corporation pursuant to a Plan of Merger to be adopted by the Board of Directors of Holdco, whereby each shareholder (other than Holdco, the sole shareholder of Newco, which is seeking to acquire Neptune) would receive cash in exchange for each share of Neptune common stock owned at the time of the Merger.

The Filing Persons own in the aggregate approximately 88.18% of Neptune's outstanding common stock and intend to acquire additional shares in order to achieve ownership of at least 90% of such stock, which would allow the Filing Persons to cause the Merger of Neptune into Newco without any vote or meeting of Neptune's shareholders. In order to acquire such additional stock, the Filing Persons intend to purchase shares of Neptune's common stock in the open market or in privately negotiated transactions at prices to be determined but which may exceed the price ultimately determined by the Filing Persons to be the amount paid in the Merger.  The Filing Persons are currently in negotiations with certain shareholders.

Item 1.	Summary Term Sheet.
To be completed by amendment to this Statement.
Item 2.	Subject Company Information.
(a)	The Subject Company's full name, address and telephone number for its principal executive offices are:
The Neptune Society, Inc. 4312 Woodman Avenue, Third Floor Sherman Oaks, California 91423 (818) 953-9995
(b)

The exact title of the class of equity security that is the subject of this filing is the Subject Company's Common Stock, $.001 par value. As of March 28, 2005, the Subject Company had 6,540,105 shares of Common Stock outstanding.

(c)	Price Range of Common Stock

On August 26, 1998, the Subject Company's shares of common stock were listed under its former name Lari Corp. on the NASD OTC Bulletin Board under the symbol "LREE". On May 3, 1999, Lari Corp. changed its name to The Neptune Society, Inc. and on May 4, 1999, the symbol was changed to "NPTN". In March, 2000, the Subject Company's common stock was de-listed from the NASD OTC Bulletin Board, and began quotation on the National Quotation Bureau's pink sheets. On May 19, 2000, after effecting a reverse stock split, the symbol for the Subject Company's common stock was changed to "NTUN". On August 2, 2001, the Subject Company's common stock began quotation on the OTC Bulletin Board. On March 22, 2002, the Subject Company effected a 4:1 reverse stock split and the symbol for the Subject Company's common stock was changed to "NPTI".

The high and low bid quotations of the Subject Company's common stock on the NASD OTC Bulletin Board as reported by the NASD and the National Quotation Bureau's pink sheets were as follows:

	Common Stock Price Range
	High	Low
YEAR ENDED DECEMBER 31, 2004 First Quarter	$1.40	$0.84
Second Quarter	1.26	1.10
Third Quarter	1.47	1.12
Fourth Quarter	1.95	1.32

YEAR ENDED DECEMBER 31, 2003 First Quarter	$1.01	$0.68
Second Quarter	0.80	0.52
Third Quarter	2.25	0.79
Fourth Quarter	1.50	0.70

The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.
(d)	Dividend Policy

The declaration of dividends on shares of the Subject Company's common stock is within the discretion of the Subject Company's Board of Directors. The Subject Company's Board of Directors has never declared a dividend.

(e)	None.
(f)	The information set forth under Item 11(b) of this Statement is incorporated herein by reference.
Item 3.	Identity and Background of Filing Persons.
	1.	BG Capital Group Ltd.
(affiliate of Subject Company through ownership of 84.35% of outstanding common stock of the Subject Company) Slot #2000 A.P. 59223 Nassau, Bahamas Tel: (242) 422-2679

2.	Brooklyn Holdings LLC

(affiliate of Subject Company through ownership of  3.82% of outstanding common stock of the Subject Company and by virtue of its ownership by Robert Genovese)
P.O. Box 556
Charlestown, Nevis
Tel:  (242) 422-2679

3.	Robert Genovese

(affiliate of Subject Company through ownership of 100% of
outstanding common stock of BG Capital Group Ltd. and 100% of membership interest in Brooklyn Holdings LLC)
c/o BG Capital Group Ltd.
Slot #2000 A.P. 59223
Nassau, Bahamas
Tel:  (242) 422-2679

BG Capital Group Ltd. and Brooklyn Holdings LLC collectively own 88.18% of the Subject Company's outstanding common stock.  Robert Genovese is the sole shareholder of each of BG Capital Group Ltd. and Brooklyn Holdings LLC, and has discretionary authority and control over all of the assets of such entities, including the power to manage, vote and dispose of all of Neptune's common stock held by each of such entities.

(b)
Entity	State/Country of Organization	Principal Business

BG Capital Group Ltd.	Bahamas	Holding corporation
Brooklyn Holdings LLC	Nevis	Holding company

During the past five years, none of these entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(1) and (2) Set forth below is the name, address and the present principal occupation or employment of each executive officer and director of each Filing Person and each executive officer and director of any corporation or other person ultimately in control of each Filing Person:

The executive officers and directors of BG Capital Group Ltd. and their respective material positions and offices are listed below. The principal business address for each executive officer and director is Slot #2000, A.P. 59223, Nassau, Bahamas.

Robert Genovese -- President and a Director
Pachridee Hanna -- Secretary and a Director
Marie McDonald -- Treasurer and a Director
Marco Markin -- Chief Executive Officer(1)
(1)	During April 2005, BG Capital Group Ltd. entered into an employment agreement with Mr. Markin, whereby BG Capital Group Ltd. intends to appoint Mr. Markin to be its Chief Executive Officer.

The managers of Brooklyn Holdings LLC are listed below. The principal business address for each manager is P.O. Box 556, Charlestown, Nevis.

Robert Genovese -- Manager

Robert Genovese is the sole shareholder of BG Capital Group Ltd. and the sole member of Brooklyn Holdings LLC. BG Capital Group Ltd. and Brooklyn Holdings LLC collectively own 88.18% of the outstanding common stock of the Subject Company.  Mr. Genovese has sole voting and dispositive powers of shares of the Subject Company's common stock beneficially owned by each of such entities.  Mr. Genovese's principal occupation is to act as a private investor.  Marco Markin was the Chief Executive Officer and Chairman of the Subject Company for the past five years.  Pachridee Hanna and Marie McDonald have each been employees of BG Capital Group Ltd. for the past five years.

(c)(3) and (4)  During the past five years, none of the natural persons identified in (c)(1) and (2) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws

(c)(5) Robert Genovese and Marco Markin are Canadian citizens. Pachridee Hanna and Marie McDonald are citizens of Panama.
Item 4.	Terms of the Transaction.

The final terms of the Merger, including the price to be paid to the holders of shares of Neptune's common stock, have not yet been determined. This Statement will be amended at such time as the Filing Persons determine to proceed with the Merger and fix the terms thereof.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)     On April 27, 2004, in a private transaction, BG Capital Group Ltd. purchased 2,303,904 shares of the Subject Company's common stock in consideration for BG Capital Group Ltd.'s sale of capital stock of Spectrum Sciences & Software Holdings Corp.

On June 18, 2004, Neptune completed a $6,000,000 11% debenture financing for purposes of restructuring its long-term debt obligations and reducing its interest expense. Brooklyn Holdings LLC received 250,000 shares of Neptune's common stock as a commitment fee in connection with this transaction. Neptune has the right to convert all or a portion of the principal amount due under the convertible debenture into shares of common stock at any time during the term at the conversion price of $1.65 per share. Brooklyn Holdings LLC, as the holder of the 11% debentures, has the right to convert all or a portion of the principal amount due under the convertible debenture into shares of Neptune's common stock at the conversion price of $1.65 per share at any time after June 18, 2009, subject to Neptune's right to repay, in full or in part, the convertible debenture within 30 days of receiving written notice of a conversion. Neptune granted a security interest in its assets to secure its obligations under the convertible debenture.

On February 2, 2005, Neptune entered into a Loan Agreement with Brooklyn Holdings LLC related to a loan in the principal amount of $3 million. The principal amount of the loan is due on February 2, 2010. Neptune has agreed to pay simple interest on the principal amount at the rate of 13.5% per annum without penalty of pre-payment. Neptune also agreed to pay a loan fee equal to 3.5% per annum calculated as simple interest on the unpaid balance of the principal amount. Neptune granted a security interest in its assets to secure its obligations under this Loan Agreement.

On February 2, 2005, pursuant to a Share Purchase Agreement dated as of February 2, 2005 between BG Capital Group Ltd. and CapEx, L.P., CapEx, L.P. conveyed 751,120 shares of Neptune's common stock to BG Capital Group Ltd. for an aggregate price of $2,215,414.49.

On February 2, 2005, pursuant to a Share Purchase Agreement dated as of February 2, 2005 among BG Capital Group Ltd., Bow River Capital Fund LP and Bow River Capital Fund II LP, BG Capital Group Ltd. purchased 238,615 shares of Neptune's common stock for an aggregate price of $703,790.51.

(b)	None.
(c)	None.
(e)	None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The purpose of the Merger is to cease the need to file reports with the Securities and Exchange Commission and to make regular public disclosures pursuant to the Securities Exchange Act of 1934, as amended. The Filing Persons believe that this will result in significant savings financially and in the time and efforts of the management of Neptune.

Item 7.	Purposes, Alternatives, Reasons and Effects.
To be completed by amendment to this Statement.
Item 8.	Fairness of the Transaction.
To be completed by amendment to this Statement.
Item 9.	Reports, Opinions, Appraisals and Negotiations.

BG Capital Group Ltd. retained the services of Capitalink to provide a financial analysis regarding the fair market value of the Subject Company's common stock.  BG Capital Group Ltd. received the financial analysis dated April 15, 2005 from Capitalink, which sets forth a value range of the Subject Company's common stock of $2.30 to $2.92 per share.  The Filing Persons intend to provide a summary of the contents of the financial analysis, and disclose the qualifications of Capitalink and any affiliations with the Filing Persons by filing an amendment to this Statement.

Item 10.	Source and Amounts of Funds or Other Consideration.
To be completed by amendment to this Statement.
Item 11.	Interest in Securities of the Subject Company.
(a) Securities Ownership

The following table sets forth certain information regarding the beneficial ownership of shares of the Subject Company's common stock as of April 22, 2005 by each of the Filing Persons.

		Prior to the Merger		Following the Merger
Name of Shareholder	Address	Number of Shares	Percent of Class (1)	Number of Shares	Percent of Class (1)
Marco Markin	c/o BG Capital Group Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	-	- (2)	-	-
BG Capital Group Ltd.	Slot #2000, A.P. 59223, Nassau, Bahamas	5,516,779	84.35%	-	-
Pachridee Hanna	c/o BG Capital Group Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	-	-	-	-
Marie McDonald	c/o BG Capital Group Ltd., Slot #2000, A.P. 59223, Nassau, Bahamas	-	-	-	-
Brooklyn Holdings LLC	Slot #2000, A.P. 59223, Nassau, Bahamas	250,000	3.82%	-	-
Robert Genovese	Slot #2000, A.P. 59223, Nassau, Bahamas	5,766,779 (3)	88.18% (3)	6,540,105 (4)	100% (4)

____________________________

(1)	Based on 6,540,105 shares issued and outstanding as of December 31, 2004.
(2)	As reported by the Subject Company in its Current Report on Form 8-K, dated February 8, 2005 (File No. 000-31182), the Subject Company repurchased from Mr. Markin and his spouse 231,125 shares of the Subject Company's common stock and options exercisable for up to 150,000 shares of the Subject Company's common stock at the exercise price of $0.65 per share.
(3)

Includes 5,516,779 shares of the Subject Company's common stock owned by BG Capital Group Ltd. and 250,000 shares of the Subject Company's common stock owned by Brooklyn Holdings LLC. Mr. Genovese has the sole voting and dispositive power with respect to these shares through his ownership of 100% of the capital stock of BG Capital Group Ltd. and 100% of the membership interest in Brooklyn Holdings LLC.

(4)

Following the Merger, includes 6,540,105 shares of the surviving company's common stock owned by Holdco.  Mr. Genovese has the sole voting and dispositive power with respect to these shares through his ownership of 100% of the capital stock of BG Capital Group Ltd. and 100% of the membership interest in Brooklyn Holdings LLC, which will collectively own 100% of the outstanding capital stock of Holdco.

(b)	Recent Transactions by Filing Persons

The following purchases of the Subject Company's securities were made by the Filing Persons during the past two years:

Name of Purchaser	Date of Purchase	Name and Amount of Securities Purchased	Range of Prices Paid	Average Purchase Price of Security during Fiscal Quarter (1)
BG Capital Group Ltd.	N/A	478,986 common stock	$1.50	N/A
BG Capital Group Ltd.	April 27, 2004	2,303,904 common stock	$1.50	$1.15
BG Capital Group Ltd.	April 27, 2004	123,750 common stock	$1.50	$1.15
Brooklyn Holdings LLC	June 18, 2004	250,000 common stock	N/A(2)	$1.15
BG Capital Group Ltd.	July 6, 2004	8,000 common stock	$1.14	$1.26
BG Capital Group Ltd.	July 7, 2004	26,500 common stock	$1.13	$1.26
BG Capital Group Ltd.	July 22, 2004	10,000 common stock	$1.24	$1.26
BG Capital Group Ltd.	July 30, 2004	6,000 common stock	$1.24	$1.26
BG Capital Group Ltd.	August 24, 2004	673,594 common stock	$1.85	$1.26
BG Capital Group Ltd.	October 12, 2004	938 common stock	$1.94	$1.41
BG Capital Group Ltd.	October 26, 2004	3,242 common stock	$1.85	$1.41
BG Capital Group Ltd.	December 16, 2004	833,333 common stock	$1.20	$1.41
BG Capital Group Ltd.	January 11, 2005	3,400 common stock	$1.93	$3.00
BG Capital Group Ltd.	January 11, 2005	500 common stock	$2.00	$3.00
BG Capital Group Ltd.	February 2, 2005	751,120 common stock	$2.95	$3.00
BG Capital Group Ltd.	February 2, 2005	238,615 common stock	$2.95	$3.00
BG Capital Group Ltd.	February 23, 2005	4,250 common stock	$2.76	$3.00
BG Capital Group Ltd.	March 11, 2005	16,800 common stock	$3.38	$3.00
BG Capital Group Ltd.	March 14, 2005	7,500 common stock	$3.63	$3.00

(1)

For purposes of calculating the average purchase price during the applicable fiscal quarter, the Filing Persons have used the average of the daily closing prices of Neptune's common stock during such quarter. For purposes of calculating the average price for the most recent quarter, the Filing Persons have used the average of the daily closing prices from April 1, 2005 through April 21, 2005.

(2) These shares were issued by the Subject Company to Brooklyn Holdings LLC as part of a commitment fee in connection with the execution of a Debenture Purchase Agreement by Brooklyn Holdings LLC.
Item 12.	The Solicitation or Recommendation.
To be completed by amendment to this Statement.
Item 13.	Financial Statements.
To be completed by amendment to this Statement.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
To be completed by amendment to this Statement.
Item 15.	Additional Information.
To be completed by amendment to this Statement.
Item 16.	Exhibits.
To be completed by amendment to this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BG CAPITAL GROUP LTD.

By:	/s/ Robert Genovese
Name: Robert Genovese
Title: President

BROOKLYN HOLDINGS LLC

By:	/s/ Robert Genovese
Name: Robert Genovese
Title: Manager

By:	/s/ Robert Genovese
Robert Genovese